SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              NDC Automation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    000628811
         ---------------------------------------------------------------
                                 (CUSIP Number)

                           J Richard Industries, L.P.
                               3934 Concord Street
                               Toledo, Ohio 43612
                              c/o Marcus J. George

                                 with a copy to:
                                Mark T. Kindelin
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4072

                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 15, 1999
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

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   1.     Name of Reporting Person:

          Hornett Acquisition Corp.
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   2.     Check the Appropriate Box if a Member of a Group:
                                                                       (A) [ ]


                                                                       (B) [X]
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   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds: Not Applicable
--------------------------------------------------------------------------------

   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                                           [ ]
--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization:  Delaware
                          ------------------------------------------------------
NUMBER OF                   7.    Sole Voting Power:    0
SHARES                    ------------------------------------------------------
BENEFICIALLY                8.    Shared Voting Power: 0
OWNED BY                  ------------------------------------------------------
EACH                        9.    Sole Dispositive Power:    0
REPORTING                 ------------------------------------------------------
PERSON                     10.    Shared Dispositive Power:  0
WITH
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          0
--------------------------------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                           [ ]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 0.00%
--------------------------------------------------------------------------------
   14.    Type of Reporting Person: CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          Portec, Inc.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group:
                                                                       (A) [ ]

                                                                       (B) [X]
--------------------------------------------------------------------------------
   3.     SEC Use Only
--------------------------------------------------------------------------------
   4.     Source of Funds: Not Applicable
--------------------------------------------------------------------------------
   5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(e) or 2(f):                                              [ ]
--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

NUMBER OF                   7.    Sole Voting Power:    0
SHARES                    ------------------------------------------------------
BENEFICIALLY                8.    Shared Voting Power: 0
OWNED BY                  ------------------------------------------------------
EACH                        9.    Sole Dispositive Power:    0
REPORTING                 ------------------------------------------------------
PERSON                     10.    Shared Dispositive Power:  0
WITH
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          0
--------------------------------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                           [ ]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 0.00%
--------------------------------------------------------------------------------
   14.    Type of Reporting Person: CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          J Richard Industries, L.P.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group:
                                                                       (A) [ ]

                                                                       (B) [X]
--------------------------------------------------------------------------------
   3.     SEC Use Only
--------------------------------------------------------------------------------
   4.     Source of Funds: WC
--------------------------------------------------------------------------------
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                                           [ ]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NUMBER OF                   7.    Sole Voting Power:    133,000
SHARES                    ------------------------------------------------------
BENEFICIALLY                8.    Shared Voting Power: 0
OWNED BY                  ------------------------------------------------------
EACH                        9.    Sole Dispositive Power:    133,000
REPORTING                 ------------------------------------------------------
PERSON                     10.    Shared Dispositive Power:  0
WITH
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          133,000
--------------------------------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                           [ ]
--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): 3.71%
--------------------------------------------------------------------------------
   14.    Type of Reporting Person: PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          J Richard Holdings, L.P.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group:
                                                                       (A) [ ]

                                                                       (B) [X]
--------------------------------------------------------------------------------
   3.     SEC Use Only
--------------------------------------------------------------------------------
   4.     Source of Funds: Not Applicable
--------------------------------------------------------------------------------

   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                                           [ ]
--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

NUMBER OF                   7.    Sole Voting Power:    133,000 (1)
SHARES                    ------------------------------------------------------
BENEFICIALLY
OWNED BY                    8.    Shared Voting Power: 0
EACH                      ------------------------------------------------------
REPORTING
PERSON                      9.    Sole Dispositive Power:   133,000 (1)
WITH                      ------------------------------------------------------
                           10.    Shared Dispositive Power:  0
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          133,000 (1)
--------------------------------------------------------------------------------
   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                           [ ]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 3.71%
--------------------------------------------------------------------------------
   14.    Type of Reporting Person: PN
--------------------------------------------------------------------------------
  (1) Solely in its capacity as general partner of J Richard Industries, L.P.. See Item 2.

--------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          J Richard Industries, Inc.
--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:
                                                                       (A) [ ]

                                                                       (B) [X]

--------------------------------------------------------------------------------
   3.     SEC Use Only
--------------------------------------------------------------------------------
   4.     Source of Funds: Not Applicable
--------------------------------------------------------------------------------
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                                           [ ]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
NUMBER OF                   7.    Sole Voting Power:    133,000 (1)
SHARES                    ------------------------------------------------------
BENEFICIALLY                8.    Shared Voting Power: 0
OWNED BY                  ------------------------------------------------------
EACH                        9.    Sole Dispositive Power:    133,000 (1)
REPORTING                 ------------------------------------------------------
PERSON                     10.    Shared Dispositive Power:  0
WITH
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          133,000 (1)
--------------------------------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                           [ ]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 3.71%
--------------------------------------------------------------------------------
   14.    Type of Reporting Person: CO
--------------------------------------------------------------------------------
(1) Solely in its capacity as general partner of J Richard Holdings, L.P., general partner of J Richard Industries, L.P.. See Item 2.

--------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          Code, Hennessy & Simmons II, L.P.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group:
                                                                       (A) [ ]

                                                                       (B) [X]
--------------------------------------------------------------------------------
   3.     SEC Use Only
--------------------------------------------------------------------------------
   4.     Source of Funds: Not Applicable
--------------------------------------------------------------------------------
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                                           [ ]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
NUMBER OF                   7.    Sole Voting Power:    133,000 (1)
SHARES                    ------------------------------------------------------
BENEFICIALLY                8.    Shared Voting Power: 0
OWNED BY                  ------------------------------------------------------
EACH                        9.    Sole Dispositive Power:    133,000 (1)
REPORTING                 ------------------------------------------------------
PERSON                     10.    Shared Dispositive Power:  0
WITH
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          133,000 (1)
--------------------------------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                           [ ]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 3.71%
--------------------------------------------------------------------------------
   14.    Type of Reporting Person: PN
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(1) Solely in its capacity as the owner of 100% of the common stock of J Richard
Industries, Inc., general partner of J Richard Holdings, L.P., general partner of J Richard Industries, L.P.. See Item 2.

--------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          Code, Hennessy & Simmons, Inc.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group:
                                                                       (A) [ ]

                                                                       (B) [X]
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds: Not Applicable
--------------------------------------------------------------------------------

   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                                           [ ]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization: Delaware
--------------------------------------------------------------------------------
NUMBER OF                   7.    Sole Voting Power: 133,000 (1)
SHARES                    ------------------------------------------------------
BENEFICIALLY
OWNED BY                    8.    Shared Voting Power: 0
EACH                      ------------------------------------------------------
REPORTING
PERSON                      9.    Sole Dispositive Power: 133,000 (1)
WITH                      ------------------------------------------------------
                            10.   Shared Dispositive Power: 0
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          133,000 (1)
--------------------------------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                           [ ]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 3.71%
--------------------------------------------------------------------------------
   14.    Type of Reporting Person:  CO
--------------------------------------------------------------------------------
(1) Solely in its capacity as the general partner of Code, Hennessy & Simmons II, L.P., owner of 100% of the common stock of J Richard Industries, Inc., general partner of J Richard Holdings, L.P., general partner of J Richard Industries, L.P.. See Item 2.

Item 1.  Security and Issuer.
         --------------------

         This Amendment No.1 to Schedule 13D on the shares of common stock, $0.01 par value per share (the "Shares") of NDC Automation, Inc. ("NDCA" or the ACompany@) is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D, which was originally filed on behalf of the Reporting Persons on September 20, 1999. The principal executive offices of NDCA are located at 3101 Latrobe Drive, Charlotte, North Carolina 28211. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2.  Identity and Background.
         ------------------------

         Item 2 to Schedule 13D is amended, in pertinent part, as follows:

         (a) This Amendment No. 1 to Schedule 13D is filed by Hornett Acquisition Corp., a Delaware corporation ("Hornett"), Portec, Inc., a Delaware corporation (APortec@), J Richard Industries, L.P., a Delaware limited partnership ("J Richard L.P."), J Richard Holdings, L.P., a Delaware limited partnership ("Holdings"), J Richard Industries, Inc., a Delaware corporation ("J Richard Inc."), Code Hennessy & Simmons II, L.P., a Delaware limited partnership ("CHS L.P."), and Code Hennessy & Simmons, Inc., an Illinois corporation ("CHS Inc."), (collectively the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 3.  Source and Amount of Funds or Other Consideration.
         ---------------------------------------------------

         Item 3 is hereby amended and restated to read in its entirety as follows:

         J Richard L. P. acquired the 133,000 Shares on November 15, 1999 for an aggregate purchase price of $50,000. All the purchase price came from J Richard
L. P.=s working capital. In connection with the termination of the proposed merger as described in Item 4 and in addition to entering into this transaction, Portec and Hornett also paid the Company a $75,000 termination fee.

Item 4.  Purpose of Transaction.
         -----------------------

         Item 4 is hereby amended and restated to read in its entirety as follows:

         In connection with a proposed merger between Hornett and NDCA pursuant to a Merger Agreement dated September 13, 1999, the Reporting Persons obtained from certain NDCA stockholders their commitment subject to certain conditions to vote their Shares in favor of the Merger Agreement, the Merger and other transactions contemplated thereby pursuant to a Voting Agreement with Netzler & Dahlgren Co. AB, Goran P.R. Netzler, Jan H.L. Jutander, Arne Nilsson and Anders Dahlgren (collectively, the "Significant Stockholders") dated September 13, 1999 (the "Voting Agreement"). The Reporting Persons filed a Schedule 13D on September 20, 1999 to report this transaction.

         Under the Merger Agreement, the consummation of the merger is subject to certain conditions. And the Voting Agreement provides that it will automatically terminate upon the termination of the Merger Agreement.

         On November 15, 1999, the Company, Hornett and Portec jointly announced the mutual termination of the Merger Agreement and thereby the Voting Agreement also terminated automatically. As a result of the termination of the Voting Agreement, as of November 15, 1999, the Reporting Persons no longer have any voting or disposition power as to any Shares owned by the Significant Stockholders and the Reporting Persons no longer have beneficial ownership of any Shares owned by the Significant Stockholders.

         On November 15, 1999, Portec, Hornett and the Company entered into a Termination Agreement, under which Portec agreed to pay the Company a $75,000 termination fee, and J Richard L. P. entered into a Stock Purchase Agreement dated November 15, 1999, under which the Company agreed to issue and sell to J Richard L. P. and J Richard L. P. agreed to purchase from the Company 133,000 Shares for an aggregate purchase price of $50,000. Based on 3,586,451 Shares outstanding (3,453,451 Shares outstanding as reported by the Company in its quarterly report Form 10QSB for the quarterly period ended on August 31, 1999 plus 133,000 Shares issued in this transaction), the Reporting Persons beneficially own approximately 3.71% of the Shares outstanding.

         Accordingly, on November 15, 1999, the Reporting Persons ceased to be the beneficial owners of five percent or more of the outstanding Shares.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         Item 5 is hereby amended and restated to read in its entirety as follows:

                  (a) The aggregate number of Shares that J Richard L. P. owns beneficially, pursuant to Rule 13d-3 of the Act, is 133,000, which constitutes approximately 3.71% of the outstanding Shares, based on 3,586,451 Shares outstanding (3,453,451 Shares outstanding as reported by the Company in its quarterly report Form 10QSB for the quarterly period ended on August 31, 1999 plus 133,000 Shares issued in this transaction).

         Because of its position as the sole general partner of J Richard L.P., Holdings may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Shares beneficially owned directly by J Richard L.
P..

         Because of its position as the sole general partner of Holdings, J. Richard Inc. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of Shares beneficially owned directly by J Richard L. P..

         Because of its position as the owner of all the shares of J Richard Inc., CHS L.P. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Shares beneficially owned directly by J Richard L. P..

         Because of its position as general partner of CHS L.P., CHS Inc. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Shares beneficially owned directly by J Richard L. P..

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

         (b) Pursuant to the Stock Purchase Agreement, J Richard L. P. has obtained the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 133,000 Shares.

         In its capacity as the sole general partner of J Richard L.P., Holdings, may be deemed to have obtained the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares beneficially owned directly by J Richard L. P..

         In its capacity as the sole general partner of Holdings, J Richard Inc. may be deemed to have obtained the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares beneficially owned directly by J Richard L. P..

         In its capacity as the owner of all the shares J Richard Inc., CHS L.P., may be deemed to have obtained the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares beneficially owned directly by J Richard L. P..

         In its capacity as the sole general partner of CHS L.P., CHS Inc., may be deemed to have obtained the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares beneficially owned directly by J Richard L. P..

         (c) Except as set forth in Item 4 above, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in Shares during the past sixty (60) days.

         (d)      NA

         (e) On November 15, 1999, the Reporting Persons ceased to be the beneficial owners of the Shares owned by the Significant Stockholders. Also on November 15, 1999, the Reporting Persons other than Hornett and Portec acquired beneficial ownership in 133,000 Shares directly owned by J Richard L. P., which is approximately 3.71% of the total Shares outstanding.

          Accordingly, on November 15, 1999, the Reporting Persons ceased to be the beneficial owners of five percent or more of the outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7.  Materials to be Filed as Exhibits.
         ----------------------------------

                  Exhibit 1: Press release announcing Termination of their Agreement and Plan of Merger between NDC Automation, Inc. and Portec, Inc.

                  Exhibit 2: Termination Agreement of the contemplated merger between NDC Automation, Inc. and Portec, Inc.

                  Exhibit 3: Stock Purchase Agreement between NDC Automation, Inc. and J Richard Industries L.P.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 15, 1999

Hornett Acquisition Corp.,
a Delaware corporation



By:      ____________________________
Name:    Marcus J. George
Its:     Vice President

Portec, Inc.
a Delaware corporation


By:      ____________________________
Name:    Marcus J. George
Its:              Vice President

J Richard Industries, L.P.
a Delaware limited partnership




By:      ____________________________
Name:    Marcus J. George
Its:     Vice President

J Richard Holdings, L.P.
a Delaware limited partnership


         By:      J Richard Industries, Inc.
                  its general partner, a Delaware
                  corporation



                  By:     ____________________________
                  Name:    Marcus J. George
                  Its:     Vice President

J Richard Industries, Inc.
a Delaware corporation



By:      __________________________
Name:    Marcus J. George
Its:     Vice President

Code, Hennessy & Simmons II, L.P.
a Delaware limited liability partnership

         By:      Code, Hennessy & Simmons, Inc.
                  its general partner,


         By:      ______________________________
         Name:    Andrew W. Code
         Its:     Secretary

Code, Hennessy & Simmons, Inc.
an Illinois corporation


By:      ______________________________
Name:    Andrew W. Code
Its:     Secretary

                                    EXHIBIT A
                                    ---------

         Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated:   November 15, 1999

Hornett Acquisition Corp.,
a Delaware corporation



By:      ____________________________
Name:    Marcus J. George
Its:     Vice President

Portec, Inc.



By:      ____________________________
Name:    Marcus J. George
Its:              Vice President

J Richard Industries, L.P.
a Delaware limited partnership




By:      ____________________________
Name:    Marcus J. George
Its:     Vice President

J Richard Holdings, L.P.
a Delaware limited partnership


         By:      J Richard Industries, Inc.
                  its general partner, a Delaware
                  corporation



                  By:      ________________________
                  Name:    Marcus J. George
                  Its:     Vice President

J Richard Industries, Inc.




By:      ____________________________
Name:    Marcus J. George
Its:     Vice President

Code, Hennessy & Simmons II, L.P.


         By:      Code, Hennessy & Simmons, Inc.
                  its general partner,


         By:      ____________________________
         Name:    Andrew W. Code
         Its:     Secretary
Code, Hennessy & Simmons, Inc.



By:      ____________________________
Name:    Andrew W. Code
Its:     Secretary